As filed with the Securities and Exchange
Commission on June 8, 2000

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                    FORM 425

                                  PRESS RELEASE
                              PURSUANT TO RULE 425
                        UNDER THE SECURITIES ACT OF 1933

                               -------------------

                                 EARTHLINK, INC.
               (Exact name of issuer as specified in its charter)

       Delaware                                                 58-2511887
(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                               Identification No.)

                        1430 West Peachtree Street, N.W.
                                    Suite 400
                             Atlanta, Georgia 30309
                    (Address of principal executive offices)
        Registrant's telephone number including area code: (404) 287-0770


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FOR IMMEDIATE RELEASE                       Contact:            Kirsten Hamling
                                                                      EARTHLINK
                                                                   626-296-2467
                                                    kirstenk@corp.earthlink.net

                                                                 Dan Greenfield
                                                                    ONEMAIN.COM
                                                                   703-375-3016
                                             daniel.greenfield@corp.onemain.com

                        EARTHLINK TO ACQUIRE ONEMAIN.COM

            EARTHLINK ANNOUNCES A STOCK BUY BACK OF 5 MILLION SHARES

  TOP 10 ISP ONEMAIN.COM ADDS APPROXIMATELY 762,000 NEW MEMBERS TO EARTHLINK

ATLANTA, JUNE 8, 2000 - EarthLink, Inc. (NASDAQ: ELINK), today strengthened its position as the nation's second largest Internet Service Provider (ISP) by announcing a definitive agreement to acquire OneMain.com (NASDAQ: ONEM), one of the nation's ten leading ISPs. On a combined basis, the two companies have more than 4.2 million members. The transaction expands EarthLink's national market coverage into rural communities and smaller cities where OneMain.com has focused its operations.

     "Consistent with EarthLink's mission to become one of the world's leading ISPs, the acquisition of OneMain.com strategically positions EarthLink to capture market share in one of the fastest-growing segments in the ISP marketplace -- rural America and smaller cities," said Garry Betty, CEO of EarthLink. "We see opportunity to leverage our wide market presence, outstanding customer service and cost structure to further drive member growth in rural markets."

     "OneMain.com is excited to join forces with the nation's second largest ISP, as all key areas of our business will complement EarthLink's strategic initiatives in its narrowband, broadband, Web hosting and e-commerce and advertising business segments," commented Steve Smith, chairman and CEO of OneMain. "With EarthLink's substantial resources and national presence, we believe today's announcement brings together two like-minded organizations focused on delivering high levels of customer service and will enhance the online experience of OneMain.com subscribers."

2 EarthLink Acquires OneMain.com

TERMS OF THE DEAL
     Earthlink will purchase OneMain.com for cash and stock valued at approximately $308 million, or approximately $12.27 per share for each of OneMain.com's 25.1 million common shares outstanding. The purchase price consists of approximately $150 million in cash and approximately 8.8 million shares of EarthLink common stock valued at $158 million at the closing price of $17.94 on June 7, 2000.

     The OneMain.com purchase includes a subscriber base of approximately 730,000 narrowband accounts, 27,000 Web hosting customers, and 5,000 broadband customers. On a combined basis, EarthLink would be the nation's second largest Web hosting provider, with 148,000 Web hosting accounts as of March 31, 2000.

     The transaction is expected to close in the fourth quarter of 2000. With this transaction, EarthLink expects to end the year with approximately 5 million members and annualized revenues of approximately $1.3 billion.

     EarthLink also announced today authorization from its board of directors of a plan to repurchase up to five million shares of EarthLink common stock through open market purchases.

ABOUT ONEMAIN.COM

     Based in Reston, Va., OneMain.com is "your hometown Internet." With more than 762,000 subscribers, OneMain.com is one of the largest independent Internet service providers in the country. OneMain.com provides Internet access, services and local content throughout the United States to individuals and businesses predominantly located in smaller metropolitan markets and rural communities. OneMain.com believes these customers have traditionally been under-served by national ISPs and that a great opportunity exists to meet the growing demand for online services in these markets.

ABOUT EARTHLINK

EarthLink is one of the world's leading Internet service providers, bringing the magic of the Internet to 3.46 million individuals and businesses every day. Headquartered in Atlanta, EarthLink provides a full range of innovative access, hosting and e-commerce solutions to thousands of communities internationally from more than 5,000 points of presence. EarthLink is committed to doing an exceptional job of pleasing its customers, shareholders and the community by following the company's Core Values and Beliefs. Information about EarthLink and EarthLink Sprint services is available by calling 800-395-8425 and through EarthLink's Web site at www.earthlink.net.

3 EarthLink Acquires OneMain.com


ONEMAIN.COM PROXY INFORMATION

     OneMain.com stockholders are urged to read the proxy statement when it is filed with the Securities and Exchange Commission (SEC) because it will contain important information pertaining to the acquisition transaction. OneMain.com stockholders can retrieve the proxy statement (which is filed with the S-4 Registration Statement), after it is filed with the SEC, for free at the SEC's web site at WWW.SEC.GOV.

Certain of the statements contained in this release are forward-looking statements (rather than historical facts) that are subject to risk and uncertainties that could cause actual results to differ materially from those described. With respect to such forward-looking statements, the Company seeks the protections afforded by the Private Securities Litigation Reform Act of 1995. These risks include, without limitation, (1) that the Company will not retain or grow its member base, (2) that the Company will fail to be competitive with existing and new competitors, (3) that the Company will not be able to sustain its current growth, (4) that the Company will not adequately respond to technological developments impacting the Internet, (5) that needed financing will not be available to the Company if and as needed, and (6) that the Company and its market value will be adversely effected by general conditions in the equity and other financial markets. This list is intended to identify certain of the principal factors that could cause actual results to differ materially from those described in the forward-looking statements included elsewhere herein. These factors are not intended to represent a complete list of all risks and uncertainties inherent in the Company's business, and should be read in conjunction with the more detailed cautionary statements included elsewhere in the Company's most recent filings with the SEC.

                        Its' YOUR Internet!

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